[Letterhead of Simpson Thacher & Bartlett LLP]

May 10, 2005

Re:	Warner Music Group Corp. Registration Statement
on Form S-1/A (File No. 333-123249)

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

On behalf of Warner Music Group Corp., a corporation organized under the laws of Delaware (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-123249) relating to the Company’s proposed offering of its common stock (the “Offering”).  The Amendment contains all the changes that have previously been discussed with, and reviewed informally by, Ms. Hanna T. Teshome and Ms. Theresa Messinese, plus corrections of typographical errors on two additional pages.  We have also filed the acceleration letters, requesting acceleration of effectiveness to 2:00 pm on Tuesday.

The filing fee in the amount of $105,901.75 has been previously deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account.

Should you have any questions regarding this filing, please do not hesitate to contact either Edward P. Tolley (phone: 212-455-3189; fax: 212-455-2502) or Mary Kuan (phone: 212-455-2257; fax: 212-455-2502).

Very truly yours,
SIMPSON THACHER & BARTLETT LLP

Attachment

cc:	Hanna T. Teshome
Theresa Messinese